SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

VIVO PARTICIPAÇÕES S.A. REPORTS 3Q08 RESULTS OF ITS SUBSIDIARY
TELEMIG CELULAR PARTICIPAÇÕES S.A.

Belo Horizonte, November 11, 2008 – Telemig Celular Participações S.A. today reports the consolidated results for the third quarter of 2008 (3Q08). The Company’s operational and financial information, except where stated otherwise, is in millions of Brazilian Reais, as per the norms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), including CVM Instruction 469/08, applicable to the preparation of Quarterly Earnings Releases. The comparisons refer to the third quarter of 2007 (3Q07), except when mentioned otherwise.

In the third quarter of 2008, Telemig kept its leadership in the state of Minas Gerais in terms of number of customers, showing the efficiency of its operations and the commitment to upholding the quality of its services and enhancing its coverage.

Prices as of
11/10/2008

Per share
ON - TMCP3 - R$ 80.00
PN - TMCP4 -  R$ 32.20
ADR – TMB – US$ 29.70

Free Float- ON Shares         3.0%
Free Float- PN Shares        63.8%
Free Float- Total                41.2%
Controlling Group             58.8%
Total ON Shares       13,466,059
Total PN Shares        22,741,002

Market Cap R$1,896 million as of 09/30/2008

HIGHLIGHTS

  The customer base registered 257 thousand net additions, reaching 4,519 thousand customers in September. GSM customers represent 87.2% of the total customer base.

  Upholding the leadership in the state of Minas Gerais with a 28.9% market share.

  Net service revenue of R$ 363.0 million, an increase of 13.8% over 3Q07 and 8.1% over 2Q08.

  Sustained growth of data and VAS revenue, which increased 32.9% against the 3Q07, and represented 8.9% of the net service revenue in 3Q08.

  EBITDA margin of 26.7%, 5.4 percentile points below the 3Q07.
  EBITDA reached R$ 108.4 million, remaining stable in relation to 3Q07.

  Operating cash flow registered the amount of R$ 44.1 million in 3Q08, reverting the negative result presented in the previous quarter.

  Net cash reached R$692.3 million in 3Q08, an increase of 1.5% in relation to 2Q08.

  Net Profit of R$34.0 million, an increase of 233.3% in relation to 2Q08.

  Conclusion of the Tender Offer for the Disposal of Control (Tag Along) for the acquisition of outstanding common shares of Telemig Celular Participações and Telemig Celular.

Results Presentation Basis

Total amounts may differ due to the rounding up of numbers. Information for 2Q08, 3Q07, year-to-date 2008 and year-to-date 2007 has been reclassified, when applicable.

HIGHLIGHTS
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%

Net operating revenue	406.6	369.2	10.1%	338.5	20.1%	1.125.1	988.9	13.8%
Net service revenues	363.0	335.7	8.1%	319.0	13.8%	1.023.3	929.9	10.0%
Net handset revenues	43.6	33.5	30.1%	19.5	123.6%	101.8	59.0	72.5%
Total operating costs	(298.2)	(289.5)	3.0%	(230.0)	29.7%	(593.4)	(639.3)	-7.2%
EBITDA	108.4	79.7	36.0%	108.5	-0.1%	531.7	349.6	52.1%
EBITDA Margin (%)	26.7%	21.6%	5.1 p.p.	32.1%	-5.4 p.p.	47.3%	35.4%	11.9 p.p.
Depreciation and amortization	(66.6)	(75.9)	-12.3%	(49.7)	34.0%	(199.7)	(150.4)	32.8%
EBIT	41.8	3.8	n.a.	58.8	-28.9%	332.0	199.2	66.7%
Net income	34.0	10.2	233.3%	38.2	-11.0%	210.8	128.5	64.0%

Capex	64.3	109.0	-41.0%	39.9	61.2%	185.5	74.5	149.0%
Capex over net revenues	15.8%	29.5%	-13.7 p.p.	11.8%	3.9 p.p.	16.5%	7.5%	9.0 p.p.
Operating cash flow	44.1	(29.3)	n.a.	68.6	-35.7%	346.2	275.1	25.8%
Change in working capital	(28.2)	3.4	n.a.	17.7	n.a.	(179.7)	(105.3)	70.7%

Customers (thousand)	4.519	4.262	6.0%	3.615	25.0%	4.519	3.615	25.0%
Net additions (thousand)	257	275	-6.5%	70	267.1%	618	180	243.3%

                                 Operating Cash Flow

Positive operating cash flow of R$ 44.1 million.

Operating Cash Flow (EBITDA-CAPEX) was positive by R$ 44.1 million in the quarter, reverting the result recorded in 2Q08 and a reduction in relation to the R$ 68.6 million recorded in 3Q07. The Operating Cash Flow plus the change in working capital registered a positive result of R$15.9 million in the 3Q08.

                                     Investments (CAPEX)

Investments focused on increasing network capacity and quality.

Telemig continues to expand its coverage area and its GSM network to improve network capacity and quality and increase the customer base. The CapEx in the 3Q08 represented a percentage on the net revenue of 15.8%. In the year-to-date R$ 185.5 million were invested, corresponding to 16.5% of the net revenue, as a result of investments in licenses.

CAPEX - TELEMIG
R$ million				Accum
	3 Q 08	2 Q 08	3 Q 07	2008	2007

Network	41.5	25.3	23.2	69.6	37.6
Technology / Information System	9.8	8.1	9.7	23.9	20.8
Licenses	0.0	53.5	0.0	53.5	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	(3.5)	0.0	(3.5)	0.0
Products and Services. Channels. Administrative and others	13.0	25.6	7.0	42.0	16.1
Total	64.3	109.0	39.9	185.5	74.5

% Net Revenues	15.8%	29.5%	11.8%	16.5%	7.5%

CONSOLIDATED OPERATING PERFORMANCE - TELEMIG
	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%

Total number of customers (thousand)	4,519	4,262	6.0%	3,615	25.0%
Contract	908	855	6.2%	781	16.3%
Prepaid	3,611	3,407	6.0%	2,834	27.4%
Market Share (*)	28.9%	28.9%	0.0 p,p,	29.1%	-0.2 p,p,
Net additions (thousand)	257	275	-6.5%	70	267.1%
Market Share of net additions (*)	27.9%	35.1%	-7.2 p,p,	9.3%	18.6 p,p,
Market penetration	78.2%	73.8%	4.4 p,p,	62.7%	15.5 p,p,

SAC (R$)	45	71	-36.6%	74	-39.2%

Monthly Churn	3.3%	3.7%	-0.4 p,p,	3.0%	0.3 p,p,
ARPU (in R$/month)	27.4	27.4	0.0%	29.8	-8.1%
ARPU Inbound	13.1	13.1	0.0%	14.5	-9.7%
ARPU Outgoing	14.3	14.2	0.7%	15.3	-6.5%
Total MOU (minutes)	94	105	-10.5%	72	30.6%
MOU Inbound	29	31	-6.5%	34	-14.7%
MOU Outgoing	65	74	-12.2%	38	71.1%
Employees	2,598	2,716	-4.3%	2,864	-9.3%

(*) source: Anatel

OPERATING HIGHLIGHTS

Signal and coverage quality and handsets mix contributed to the increase in the customer base
  Leadership in the state of Minas Gerais with a 28.9% market share, keeping the same level as in the 2Q08.

  The customer base in the end of 3Q08 reached 4,519 thousand customers, of which more than 3,9 thousand use the GSM/EDGE technology. Customer base growth was 25.0% and 6.0% compared to the 3Q07 and 2Q08, respectively. The signal quality and countrywide coverage, in addition to enhanced portfolio of plans and handsets, contributed to this growth.

  Net additions in the 2Q08 totaled 257 thousand new customers, an increase of 267.1% in relation to the same period of the previous year and a 27.9% market share of net additions in its operational area.

Reduction of SAC due to lower subsidies.
  SAC of R$ 45.0 in the 3Q08, down by 39.2% and 36.6% in relation to 3Q07 and 2Q08, respectively, as a result of the reduction in expenses with subsidies and publicity. Worthy of mention is that the period seasonality and the exchange variation contributed to this reduction. This indicator now follows the calculation criteria adopted by Vivo.

Reduction of monthly churn rate compared to 2Q08.
  Monthly churn rate of 3.3% in the quarter, higher than the 3.0% registered in the same period of last year, as a consequence of the increased commercial activity in the previous quarter campaigns. When compared to the 2Q08, the decrease was related to seasonality.

ARPU stable when compared to 2Q08.	ARPU was R$ 27.4 in the quarter, 8.1% down from the 3Q07, due to the growth and the arithmetic dilution resulting from the accelerated growth. When compared to the 2Q08, ARPU remained stable.

MOU growth of 30.6% compared to 3Q07.
  Blended MOU increased by 30.6% when compared to the 3Q07, especially the outgoing MOU, stimulated by the usage incentive campaigns.  When compared to 2Q08, which is impacted by the campaigns and beginning of operations by Vivo, it shows a reduction of 10.5%.

NET OPERATING REVENUES - TELEMIG
	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Subscription and Usage	152.6	143.6	6.3%	139.3	9.5%	439.1	412.5	6.4%
Network usage	170.1	158.3	7.5%	153.1	11.1%	478.0	440.2	8.6%
Data revenue plus VAS	32.3	31.0	4.2%	24.3	32.9%	91.0	70.2	29.6%
Other services	8.0	2.8	185.7%	2.3	247.8%	15.2	7.0	117.1%
Net service revenues	363.0	335.7	8.1%	319.0	13.8%	1,023.3	929.9	10.0%
Net handset revenues	43.6	33.5	30.1%	19.5	123.6%	101.8	59.0	72.5%
Net Revenues	406.6	369.2	10.1%	338.5	20.1%	1,125.1	988.9	13.8%

                                 OPERATING REVENUE

Consistent revenue growth.
  Total net revenue increased by 20.1% and 10.1% compared to 3Q07 and 2Q08, respectively. This increase is a result of higher handset revenues associated to stronger commercial activity of higher network usage revenue associated to the customer base growth and of growth of data and VAS services usage.

Data and VAS revenue increased by 32.9% compared to 3Q07.
  Data and VAS revenue increased by 32.9% and 4.2% compared to the 3Q07 and 2Q08, respectively, mainly due to the increase in peer-to-peer SMS usage as a consequence of new activations offering data advantages.

OPERATING COSTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Personnel	(32.7)	(34.0)	-3.8%	(34.7)	-5.8%	(104.6)	(96.7)	8.2%
Cost of services rendered	(126.1)	(125.9)	0.2%	(101.6)	24.1%	(367.1)	(295.2)	24.4%
Leased lines	(13.5)	(11.8)	14.4%	(13.7)	-1.5%	(37.9)	(37.8)	0.3%
Interconnection	(69.5)	(66.9)	3.9%	(52.6)	32.1%	(198.2)	(153.2)	29.4%
Rent/Insurance/Condominium fees	(10.7)	(10.3)	3.9%	(7.9)	35.4%	(30.8)	(23.2)	32.8%
Fistel and other taxes and contributions	(16.3)	(17.9)	-8.9%	(12.9)	26.4%	(48.7)	(37.2)	30.9%
Third-party services	(13.0)	(13.3)	-2.3%	(13.0)	0.0%	(40.1)	(37.0)	8.4%
Others	(3.1)	(5.7)	-45.6%	(1.5)	106.7%	(11.4)	(6.8)	67.6%
Cost of goods sold	(64.1)	(44.9)	42.8%	(31.9)	100.9%	(140.4)	(75.7)	85.5%
Selling expenses	(63.1)	(85.8)	-26.5%	(55.5)	13.7%	(203.7)	(157.8)	29.1%
Provision for bad debt	(4.3)	(10.5)	-59.0%	(5.5)	-21.8%	(23.1)	(18.6)	24.2%
Third-party services	(42.4)	(58.5)	-27.5%	(29.6)	43.2%	(134.9)	(86.2)	56.5%
Customer loyalty and donatios	(13.4)	(13.4)	0.0%	(16.2)	-17.3%	(35.7)	(42.2)	-15.4%
Others	(3.0)	(3.4)	-11.8%	(4.2)	-28.6%	(10.0)	(10.8)	-7.4%
General & administrative expenses	(14.9)	(15.5)	-3.9%	(22.0)	-32.3%	(62.2)	(53.9)	15.4%
Third-party services	(13.2)	(13.6)	-2.9%	(19.8)	-33.3%	(55.4)	(48.7)	13.8%
Others	(1.7)	(1.9)	-10.5%	(2.2)	-22.7%	(6.8)	(5.2)	30.8%
Other operating revenue (expenses)	2.7	16.6	-83.7%	15.7	-82.8%	284.6	40.0	611.5%
Operating revenue	9.8	27.0	-63.7%	15.7	-37.6%	299.5	38.6	675.9%
Operating expenses	(8.4)	(10.1)	-16.8%	(5.0)	68.0%	(20.9)	(9.8)	113.3%
Other operating revenue (expenses)	1.3	(0.3)	n.a.	5.0	-74.0%	6.0	11.2	-46.4%
Total costs before depreciation / amortization	(298.2)	(289.5)	3.0%	(230.0)	29.7%	(593.4)	(639.3)	-7.2%
Depreciation and amortization	(66.6)	(75.9)	-12.3%	(49.7)	34.0%	(199.7)	(150.4)	32.8%
Total operating costs	(364.8)	(365.4)	-0.2%	(279.7)	30.4%	(793.1)	(789.7)	0.4%

OPERATING COSTS

Cost of service rendered increased by 24.1% over 3Q07.	Cost of services increased by 24.1% over 3Q07 due to higher interconnection cost related to both the growth of outgoing traffic and increase of Fistel Fee associated to the customer base expansion.

  The cost of goods sold registered an increase of 100.9% in 3Q08 over 3Q07, due to higher number of gross activations, which represent an increase of 79.1%.  When compared to the 2Q08, cost of goods sold increased by 42.8% due to the activity in the period and the beginning of the foreign exchange appreciation.

  In the 3Q08, selling expenses increased by 13.7% over the 3Q07 due to the higher expenses with third party services, especially advertising and publicity. When compared to 2Q08, it recorded a reduction of 26.5% due to the decrease in the expenses with third party services and provision for bad debtors.

Provision for Bad Debt - PDD recorded a reduction of 21.8% over 3Q07 and of 59.0% in relation to 2Q08. The amount of R$ 4.3 million represents 0.7% of the total gross revenue.
Reduction of 32.3% in G&A expenses in relation to 3Q07
  General and administrative expenses decreased by 32.3% when compared to the 3Q07 due, mainly, to the reduction in consulting and other expenses with technical administrative services. When compared to 2Q08, G&A expenses  remained almost stable.

  Other Operating Revenues/ Expenses recorded a revenue of R$ 2.7 million, lower than R$ 15.7 million posted in the 3Q07 and lower than R$ 16.6 million registered in the 2Q08. This reduction primarily results from the reduction in revenues from recovered expenses and from the increase in the expenses with taxes, duties and contributions.

EBITDA

Increase of 5.1 p.p. in the EBITDA margin in relation to 2Q08.
  EBITDA(earnings before interest, taxes, depreciation and amortization) in 3Q08 was R$ 108.4 million, an increase of 36.0% in relation to 2Q08, resulting in an EBITDA Margin of 26.7%. When compared to the 3Q07, EBITDA remained stable due to the increase in the revenue and costs on the same basis.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased by 34.0% over the 3Q07 as a consequence of deferred assets amortization and the start of depreciation of sites activated for the Minas Comunica Project.

FINANCIAL REVENUES (EXPENSES) - TELEMIG

	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Other financial revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Financial Expenses	(12.7)	(11.9)	6.7%	(11.0)	15.5%	(34.3)	(34.0)	0.9%
Other financial expenses	(4.7)	(7.1)	-33.8%	(6.3)	-25.4%	(17.0)	(19.7)	-13.7%
Adjust of Present Value (Inst CVM 469/08)	(2.2)	0.0	n.a.	0.0	n.a.	(2.2)	0.0	n.a.
Gains (Losses) with derivatives transactions	(5.8)	(4.8)	20.8%	(4.7)	23.4%	(15.1)	(14.3)	5.6%
Exchange rate variation / Monetary variation	(1.7)	(3.9)	-56.4%	0.3	n.a.	(5.5)	2.4	n.a.
Net Financial Income	19.7	13.4	47.0%	7.6	159.2%	49.6	24.6	101.6%

Increase of 159.2% in net financial revenues over the 3Q07.

In the comparison of 3Q08 over 2Q08, the net financial revenue increased by R$ 6.3 million. This is due, mainly, to a higher revenue from financial investments, which arises out of a higher effective CDI in the period (3.16% in 3Q08 and 2.70% in 2Q08) and a higher average balance of cash invested.

In the comparison with 3Q07, the net financial revenue increased by R$ 12.1 million. As in the comparison with the previous quarter, the effects which contributed to this result arise out of higher availability invested and higher effective CDI in the period (3.16% in 3Q08 and 2.78% in 3Q07).

On the other hand, in 3Q08 there was an increase in the financial expense on account of the adjustment at present value of the 3G licenses, as determined by law 11.638/07 and CVM instruction 469/08, in the amount of R$ 2.2 million.

LOANS AND FINANCING - TELEMIG
	CURRENCY
Lenders (R$ million)	R$	US$	Total

Financial institutions	24.6	156.1	180.7
Total	24.6	156.1	180.7
Exchange rate used		1,914300

Payment Schedule - Long Term

2009	0.0	0.0	0.0
as from 2009	24.6	0.0	24.6
Total	24.6	0.0	24.6

NET DEBT - TELEMIG

	Sep 30.08	Jun 30.08	Sep 30.07
Short Term	156.1	133.0	-
Long Term	24.6	24.3	147.1
Total debt	180.7	157.3	147.1
Cash and cash equivalents	(968.3)	(955.0)	(645.5)
Derivatives	95.3	115.3	81.7
Net Debt	(692.3)	(682.4)	(416.7)

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Consistent net cash growth.
  On September 30, 2008, Telemig’s total debt for loans and financing was R$ 180.7 million, 86.4% of which denominated in foreign currency. The Company has hedged 98.1% of its debt against foreign exchange volatility. This debt was offset by cash and cash investments totaling R$ 968.3 million and by derivative assets and liabilities totaling R$ 95.3 million payable, resulting in net cash of R$ 692.3 million.

Net Profit was R$ 34.0 million in the quarter, 233.3% higher than the 2Q08. Operating profit (EBIT) increased in relation to 2Q08.

Shareholding Structure and Capital Stock Composition

Portugal Telecom SGPS S.A.
T 0.01%
T 100%
Telefónica S.A.
T 50.00%
T 50.00%
T 49.99%
PT Móveis SGPS S.A.
Controlling Shareholder Group (Brasilcel, NV)
ON 89.52%
PN 48.67%
T 63.54%
ON 10.48%
PN 50.85%
T 36.16%
VIVO PARTICIPAÇÕES S.A.
Others shareholders
ON 100%
PN n/a
T 100%
ON 100%
PN n/a
T 100%
ON 96.99%
PN 36.18%
T 58.80%
Telemig Celular Participações S.A.
TCO IP S.A.
VIVO S.A.
ON 89.18%
PN 79.69%
T 83.25%
ON 8.76%
PN 6.58%
T 7.40%
Telemig Celular S.A.
ON = Common Shares
PN = Preferred Shares
T = Total

CAPITAL STOCK OF TELEMIG CELULAR PARTICIPAÇÕES S.A. on Sep 30, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
TCO IP S.A.	13,061,279	97.0%	8,226,952	36.2%	21,288,231	58.8%
Controlling Shareholder Group	13,061,279	97.0%	8,226,952	36.2%	21,288,231	58.8%
Others shareholders	404,780	3.0%	14,514,050	63.8%	14,918,830	41.2%
TOTAL	13,466,059	100.0%	22,741,002	100.0%	36,207,061	100.0%

Public Tender Offer for Disposal of share control of Telemig Celular Participações and Telemig Celular.
  On July 15, Vivo published the notice for the Public Tender Offer for Disposal of Share Control for the acquisition of outstanding common shares, continuing the acquisition process of Telemig Celular Participações and Telemig Celular. The price to be paid for Telemig Celular Participações’ common shares sold in the Auction  by the non-controlling shareholders that accepted said Offer was R$ 120.93 per Common Share and for Telemig Celular’s common shares sold in the Auction by the non-controlling shareholders that accepted said Offer was R$ 2,100.03 per Common Share. Said prices were monetarily restated from the Closing Date until the Financial Settlement Date of the Auctions, based on the Interbank rate (CDI) for the period.
  Additional information is available on Vivo’s Investor Relations Website at www.vivo.com.br/ri.

CONSOLIDATED INCOME STATEMENTS - TELEMIG
	According to Corporate Law
						Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Gross Revenues	632.4	562.1	12.5%	495.1	27.7%	1,699.9	1,397.0	21.7%
Gross service revenues	583.0	523.7	11.3%	472.5	23.4%	1,584.0	1,327.6	19.3%
Deductions – Taxes and others	(220.0)	(188.0)	17.0%	(153.5)	43.3%	(560.7)	(397.7)	41.0%
Gross handset revenues	49.4	38.4	28.6%	22.6	118.6%	115.9	69.4	67.0%
Deductions – Taxes and others	(5.8)	(4.9)	18.4%	(3.1)	87.1%	(14.1)	(10.4)	35.6%

Net Revenues	406.6	369.2	10.1%	338.5	20.1%	1,125.1	988.9	13.8%
Net service revenues	363.0	335.7	8.1%	319.0	13.8%	1,023.3	929.9	10.0%
Franchise and Usage	152.6	143.6	6.3%	139.3	9.5%	439.1	412.5	6.4%
Network usage	170.1	158.3	7.5%	153.1	11.1%	478.0	440.2	8.6%
Data revenue plus VAS	32.3	31.0	4.2%	24.3	32.9%	91.0	70.2	29.6%
Other services	8.0	2.8	185.7%	2.3	247.8%	15.2	7.0	117.1%
Net handset revenues	43.6	33.5	30.1%	19.5	123.6%	101.8	59.0	72.5%
Operating Costs	(298.2)	(289.5)	3.0%	(230.0)	29.7%	(593.4)	(639.3)	-7.2%
Personnel	(32.7)	(34.0)	-3.8%	(34.7)	-5.8%	(104.6)	(96.7)	8.2%
Cost of services rendered	(126.1)	(125.9)	0.2%	(101.6)	24.1%	(367.1)	(295.2)	24.4%
Leased lines	(13.5)	(11.8)	14.4%	(13.7)	-1.5%	(37.9)	(37.8)	0.3%
Interconnection	(69.5)	(66.9)	3.9%	(52.6)	32.1%	(198.2)	(153.2)	29.4%
Rent/Insurance/Condominium fees	(10.7)	(10.3)	3.9%	(7.9)	35.4%	(30.8)	(23.2)	32.8%
Fistel and other taxes and contributions	(16.3)	(17.9)	-8.9%	(12.9)	26.4%	(48.7)	(37.2)	30.9%
Third-party services	(13.0)	(13.3)	-2.3%	(13.0)	0.0%	(40.1)	(37.0)	8.4%
Others	(3.1)	(5.7)	-45.6%	(1.5)	106.7%	(11.4)	(6.8)	67.6%
Cost of handsets	(64.1)	(44.9)	42.8%	(31.9)	100.9%	(140.4)	(75.7)	85.5%
Selling expenses	(63.1)	(85.8)	-26.5%	(55.5)	13.7%	(203.7)	(157.8)	29.1%
Provision for bad debt	(4.3)	(10.5)	-59.0%	(5.5)	-21.8%	(23.1)	(18.6)	24.2%
Third-party services	(42.4)	(58.5)	-27.5%	(29.6)	43.2%	(134.9)	(86.2)	56.5%
Costumer loyalty and donations	(13.4)	(13.4)	0.0%	(16.2)	-17.3%	(35.7)	(42.2)	-15.4%
Others	(3.0)	(3.4)	-11.8%	(4.2)	-28.6%	(10.0)	(10.8)	-7.4%
General & administrative expenses	(14.9)	(15.5)	-3.9%	(22.0)	-32.3%	(62.2)	(53.9)	15.4%
Third-party services	(13.2)	(13.6)	-2.9%	(19.8)	-33.3%	(55.4)	(48.7)	13.8%
Others	(1.7)	(1.9)	-10.5%	(2.2)	-22.7%	(6.8)	(5.2)	30.8%
Other operating revenue (expenses)	2.7	16.6	-83.7%	15.7	-82.8%	284.6	40.0	611.5%
Operating revenue	9.8	27.0	-63.7%	15.7	-37.6%	299.5	38.6	675.9%
Operating expenses	(8.4)	(10.1)	-16.8%	(5.0)	68.0%	(20.9)	(9.8)	113.3%
Other operating revenue (expenses)	1.3	(0.3)	n.a.	5.0	-74.0%	6.0	11.2	-46.4%
EBITDA	108.4	79.7	36.0%	108.5	-0.1%	531.7	349.6	52.1%
Margin %	26.7%	21.6%	5.1 p.p.	32.1%	-5.4 p.p.	47.3%	35.4%	11.9 p.p.
Depreciation and Amortization	(66.6)	(75.9)	-12.3%	(49.7)	34.0%	(199.7)	(150.4)	32.8%
EBIT	41.8	3.8	n.a.	58.8	-28.9%	332.0	199.2	66.7%
Net Financial Income	19.7	13.4	47.0%	7.6	159.2%	49.6	24.6	101.6%
Financial Revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Other financial revenues	34.1	29.2	16.8%	18.3	86.3%	89.4	56.2	59.1%
Financial Expenses	(12.7)	(11.9)	6.7%	(11.0)	15.5%	(34.3)	(34.0)	0.9%
Other financial expenses	(4.7)	(7.1)	-33.8%	(6.3)	-25.4%	(17.0)	(19.7)	-13.7%
Adjust of Present Value (Inst CVM 469/08)	(2.2)	0.0	n.a.	0.0	n.a.	(2.2)	0.0	n.a.
Gains (Losses) with derivatives transactions	(5.8)	(4.8)	20.8%	(4.7)	23.4%	(15.1)	(14.3)	5.6%
Exchange rate variation / Monetary variation	(1.7)	(3.9)	-56.4%	0.3	n.a.	(5.5)	2.4	n.a.
Non-operating revenue/expenses	(0.1)	0.2	n.a.	0.9	n.a.	0.2	0.9	-77.8%
Taxes	(22.1)	(6.5)	240.0%	(22.3)	-0.9%	(132.6)	(74.4)	78.2%
Changes in shareholders´ Equity that do not affect income	0.0	0.0	n.a.	0.0	n.a.	0.0	1.0	n.a.
Minority Interest	(5.3)	(0.7)	657.1%	(6.8)	-22.1%	(38.4)	(22.8)	68.4%
Net Income	34.0	10.2	233.3%	38.2	-11.0%	210.8	128.5	64.0%

CONSOLIDATED BALANCE SHEET - TELEMIG
R$ million
ASSETS	Sep 30. 08	Jun 30. 08	Δ%

Current Assets	1,585.2	1,535.4	3.2%
Cash and banks	2.0	3.2	-37.5%
Temporary cash investments	963.3	951.8	1.2%
Temporary cash investments (collateral)	3.0	0.0	n.a.
Net accounts receivable	236.8	219.1	8.1%
Inventory	76.1	73.8	3.1%
Prepayment to Suppliers	0.2	0.5	-60.0%
Deferred and recoverable taxes	237.2	211.5	12.2%
Prepaid Expenses	33.5	44.7	-25.1%
Other current assets	33.1	30.8	7.5%
Non- Current Assets	1,039.2	1,057.6	-1.7%
Long Term Assets:
Deferred and recoverable taxes	189.4	206.8	-8.4%
Prepaid Expenses	7.4	6.1	21.3%
Other long term assets	5.4	5.3	1.9%
Plant, property and equipment	682.9	685.6	-0.4%
Net intangible assets	154.1	153.8	0.2%

Total Assets	2,624.4	2,593.0	1.2%

LIABILITIES

Current Liabilities	888.3	876.9	1.3%
Personnel, tax and benefits	28.6	24.8	15.3%
Suppliers and Consignment	323.7	331.6	-2.4%
Taxes, fees and contributions	77.5	66.2	17.1%
Loans and financing	156.1	133.0	17.4%
Interest on own capital and dividends	8.3	8.4	-1.2%
Derivatives transactions	95.3	115.3	-17.3%
Licence Concession	46.9	51.0	-8.0%
Other current liabilities	151.9	146.6	3.6%

Non-Current Liabilities	73.1	92.4	-20.9%
Long Term Liabilities:
Taxes, fees and contributions	12.3	11.9	3.4%
Loans and financing	24.6	24.3	1.2%
Contingencies provision	15.7	14.1	11.3%
Licence Concession	0.0	22.2	n.a.
Other long term liabilities	20.5	19.9	3.0%

Minority interest	218.0	212.7	2.49%

Shareholder's Equity	1,445.0	1,411.0	2.4%

Total Liabilities and Shareholder's Equity	2,624.4	2,593.0	1.2%

CONSOLIDATED STATEMENTS OF CASH FLOWS - TELEMIG
(In thousands of Brazilian reais)				Accum

OPERATING ACTIVITIES	3Q 08	2Q 08	3Q 07	2008	2007
Net income (loss)	34.0	10.2	38.2	210.8	128.5

Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Minority interest	5.3	0.8	6.8	38.5	22.8
Depreciation and amortization	66.6	75.9	49.7	199.7	150.4
(Gain) loss on property, plant and equipment disposals	0.1	(0.1)	0.3	(0.1)	1.4
Loss in forward, swap and option contracts	(19.9)	17.4	11.7	3.8	38.2
	28.7	(14.0)	(15.1)	(3.8)	(43.9)
Monetary and exchange variation	0.2	12.1	7.0	13.9	23.9
Allowance for doubtful accounts receivable	4.3	10.5	5.5	23.1	18.6
Reserve for pension and other post-retirementbenefit plans	0.2	1.7	-	1.9	-

(Increase) decrease in operational assets:
Trade accounts receivable	(22.0)	(17.4)	(17.3)	(27.0)	26.5
Inventories	(2.3)	(19.6)	(5.7)	(40.8)	4.1
Deferred and recoverable taxes	(8.3)	(19.5)	(49.8)	149.7	(20.2)
Other current and noncurrent assets	206.0	673.9	(60.5)	668.3	(98.0)

(Increase) decrease in operational liabilities:
Payroll and related accruals	3.7	5.3	6.1	(6.2)	5.9
Trade accounts payable	(7.8)	42.8	37.2	(71.8)	(90.6)
Interest payable	19.4	(20.8)	(17.9)	(8.3)	(52.5)
Taxes payable	11.7	5.9	32.1	(66.7)	9.0
Reserve for contingencies	1.7	3.1	2.8	(3.2)	3.5
Other current and noncurrent liabilities	(20.8)	68.6	3.9	42.7	(3.1)

Net cash provided by operating activities	300.8	836.8	35.0	1,124.5	124.5

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	(64.4)	(108.9)	(39.9)	(185.5)	(75.1)
Cash received on sale of property, plant and equipment	-	-	0.1	0.7	0.1
Net cash provided by investing activities	(64.4)	(108.9)	(39.8)	(184.8)	(75.0)

FINANCING ACTIVITIES
New loans and debentures obtained	3.7	-	-	21.1	-
Interest on shareholders’ equity and dividends paid to minorities	-	(51.0)	(0.1)	(51.0)	(36.2)
Net cash from (used in) financing activities	3.7	(51.0)	(0.1)	(29.9)	(36.2)

INCREASE IN CASH AND CASH EQUIVALENTS	240.1	676.9	(4.9)	909.8	13.3

CASH AND CASH EQUIVALENTS	680.0	3.1	40.0	10.3	21.8
At the beginning of the year	920.1	680.0	35.1	920.1	35.1
At the end of the year	240.1	676.9	(4.9)	909.8	13.3

Telemig Celular Participações S.A.
Investor Relations
Ernesto Gardelliano
Carlos Raimar Schoeninger
Janaína São Felicio

Rua Levindo Lopes, 258 – Funcionários – 30.140-170
Telephone: +55 31 7420-1172
E-mail: ir@vivo.com.br

More information available at
 http://www.vivo.com.b/ir

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

CAPEX – Capital Expenditure.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities –
asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
TSI – Telecommunication Service Index
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services
1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x
technology which, pursuant to the ITU (International Telecommunication
Union). and in accordance with the IMT-2000 rules is considered 3G
(third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface
technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocolis an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile communication) – used to transmit voice and data, built in co-mute system that divides the periods of each one of the transmission channels.

Operating indicators:
Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period
/ ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) /
monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers +
estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses +
costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the
Fixed Telephone Operator pays for a call from a Fixed Phone to a
Mobile Phone (interconnection fee).
Partial Bill & Keep – a concept under which, for calls between mobile operators in the same registration area (local), one operator is obliged to pay the other the interconnection charge (VUM) only if traffic exceeded 55% of the total in either direction, impacting revenues and interconnection costs. Discontinued in July 2006..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.